Exhibit 99.77C

2015 Annual Shareholder Meeting

The Fund’s 2015 annual meeting of shareholders (“Annual Meeting”) was held on April 16, 2015, for the following purposes:

1.	To elect three (3) Directors to the Board.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2015.

The following directors were elected under Proposal 1: Carl A. Holth, Peggy L. Schmeltz, and David C. Sims. Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2015 calendar year.

Tabulation Report
Proposal 1 – Election of Directors

	For	Withheld
Carl A. Holth	1,819,245	120,369
Peggy L. Schmeltz	1,817,583	122,031
David C. Sims	1,691,040	248,574

Proposal 2 – Selection of Plante & Moran, PLLC

For	Against	Abstain	Withheld
1,829,244	20,051	93,200	0

Total shares issued and outstanding on record date: 3,125,124